U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Butts                                Lampkin
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   (Last)                           (First)             (Middle)

Post Office Box 988
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                                    (Street)

Laurel                               Mississippi             39441-0988
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol


SAFM
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


December 17, 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Vice President-Sales
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock, par value
$1.00 per share                                                                                      3,873.1454 D         (1)
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Common Stock, par value                                                                                                   Custodian
$1.00 per share                                                                                         80      I         for Child
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Common Stock, par value                                                                                                   ESOP
$1.00 per share                                                                                     24,161      I         Allocation
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Common Stock, par value               12/16/02       P        V       75,000     A      $20.37                            Trustee*
$1.00 per share                       12/17/02       P        V       10,000     A      $20.42   1,211,618      I         for ESOP
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
Explanation of Responses:

*Mr. Butts is one of three trustees of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates ("ESOP"), which is the record owner of 1,211,618 shares of common stock of the Company. As such, Mr. Butts, in his capacity as a trustee of the ESOP, shares with the other trustees investment power with respet to those shares of common stock and therefore is deemed to beneficially own, under applicable regulations of the Securities and Exchange Commission, the shares of common stock owned of record by the ESOP. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Butts disclaims beneficial ownership of the common stock owned of record by the ESOP, except for the 24,161 shares allocated to his personal account thereunder as a participant in the plan, over which shares Mr. Butts exercises sole voting power, but shares with the other trustees investment power with respect to such shares.

If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Incentive Stock                                                                Common
Options            $13.00                                    4/24/99* 4/23/08  Stock                      15,000    D
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                                                                               Common
                   $ 7.188                                   5/01/01* 5/01/10  Stock                       7,500    D
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                                                                               Common
                   $ 7.46875                                 4/21/01* 4/21/10  Stock                      18,000    D
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                                                                               Common
                   $11.10                                    4/28/02* 4/28/11  Stock                       7,500    D
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                                                                               Common
                   $18.55                                    7/25/03* 7/25/12  Stock                      18,000    D
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
Explanation of Responses:

*All reported option vest at 25% on the date indicated, and continue to vest at 25% on each anniversary date thereafter until fully vested


             /s/Lampkin Butts                              December 17, 2002
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.